[Company Letterhead]

December 28, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Kevin Dougherty, Attorney-Advisor

Re:	Answers Corporation Form 10-K for the Fiscal Year ended December 31, 2008 filed March 9, 2009 Form 10-Q for the Quarterly Period ended September 30, 2009 filed on November 9, 2009 File No. 1-32255

Dear Mr. Dougherty:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2009 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 (the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Advertising Relationships, page 13

1.
We note your disclosure regarding the reasons for which Google may terminate the GSA with no advance notice.  As Google AdSense accounted for approximately 82% of your total revenue for 2008, please tell us what consideration you gave to disclosing other material terms of this agreement, including but not limited to terms relating exclusivity, obligation of the parties and revenue sharing.  In addition, tell us whether you considered disclosing any material differences between AdSense for Search (AFS) and AdSense for Content (AFC), the two methods by which Google AdSense advertisements are generated on your Web properties.

We have disclosed in past filings the full version of the GSA, including subsequent material GSA amendments, with the exception of specific very limited portions which were redacted following the Staff’s acceptance of confidentiality treatment requests filed with the SEC. The GSA was filed in redacted form as an exhibit to the annual report filed on Form 10-KSB in March 2006, together with several GSA amendments; we recently filed Amendment 7 to the GSA as an exhibit to our quarterly report on Form 10-Q for the period ending September 30, 2009. These filings, which are incorporated by reference into subsequent annual reports filed with the SEC, include disclosure regarding exclusivity, obligations of the parties and revenue sharing, subject to the redacted language as approved by the SEC. Notwithstanding, in considering this comment, we have come to the determination that we can and should describe additional terms of such agreements which have been previously disclosed in the form of said redacted exhibits.  In view of this we respectfully request that we be allowed to describe the agreements in greater detail in our Form 10-K for the year ended December 31, 2009 which we intend to file within the next three months, rather than amend our Form 10-K for the year ended December 31, 2008.

We have considered disclosing differences between AFS and AFC and the two methods by which Google AdSense advertisements are generated on our two Web properties.  Google AdSense has two parallel programs, AFS and AFC that enable web sites that are part of the Google Network to deliver ads that are relevant to the search results, or content, respectively, on their pages. AFS is the online service for distributing relevant ads from Google’s advertisers for search results on Google Network members’ sites. AFC, on the other hand, is Google’s online service for distributing ads from its advertisers that are relevant to content on its Network members’ web sites. Under this program, Google uses automated technology to analyze the meaning of the content on the web page and serve relevant ads based on the meaning of such content. For example, a web page on a finance website that contains an entry about refinancing mortgages may have an ad from a bank. WikiAnswers queries are almost always monetized via AFC ads, while ReferenceAnswers queries are mostly monetized via AFS ads.

At the time of our filing, we did not believe that this information was material to investors, since AFS and AFC are simply two Google AdSense programs we use to monetize our Web sites and, in our judgment, a discussion on their characteristics would not provide insight into the way we analyze and manage our revenue streams. Notwithstanding the foregoing, in light of the comment raised by the Staff, we reconsidered this matter and now feel that the fact that one of the individual Websites is monetized primarily via AFC, while the other is primarily monetized via AFS, may be important to investors, as Google could make changes that impact one program and not the other. We respectfully request that we be allowed to add this additional information in our Form 10-K for the year ended December 31, 2009.

Item 1A. Risk Factors

Risks Relating to our Business

“If we are unable to maintain and expand our computer and communications systems ….” page 24

2.
You disclose that you manage your website operations through a collocation facility located in New Jersey that is provided by NetAccess Corporation.  We note that as disclosed in your Form 10-Q for the quarter ended September 30, 2009, you have opened a second facility in Utah provided by C7 Data Centers, Inc. that partially supports your daily flow of data and that you expect will provide redundancy of Web operations by the latter half of the fourth quarter of 2009.  We note further your disclosure that a failure at the NetAccess facility in particular could cause interruptions and/or delays in service that could subject you to lost revenue from the loss of users and advertisers.  In this regard, please tell us what consideration you gave to describing the material terms of any agreements with NetAccess Corporation and C7 Data Centers and to filing any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In considering this comment we have come to the determination that we should disclose the material terms of such agreements and file them as exhibits.  We have contacted NetAccess and C7 Data Centers and we are discussing with them the portions of the contracts that we will be requesting confidential treatment on.  In view of this we respectfully request that we be allowed to describe the agreements in our Form 10-K for the year ended December 31, 2009 rather than amend our Form 10-K for the year ended December 31, 2008.  We intend to file a confidential treatment request for such agreements as soon as practical and will indicate confidential treatment has been requested for such agreements in the exhibit index to the Form 10-K for the year ended December 31, 2009.

Risks Related to Common Stocks

“As of December 31, 2007, we determined that we had material weaknesses in our internal control over financial reporting …” page 29

3.
We note your disclosure that you remediated the material weaknesses by, part, adopting an approval policy that limits the authority of certain officers to obligate the company.  However, in your Form 10-K for the fiscal year ended December 31, 2007, you disclosed that management intended to implement an approval policy that would extend to notifying the company’s banking institutions and causing the company’s wholly-owned subsidiary, GuruNet Israel Ltd., to establish the same approval policy.  While you indicated that you expected this material weakness to be fully remediated during the first half of 2008, we found no disclosure in your periodic reports for that year confirming that these specific measures have been implemented.  Please tell us whether you have instituted these measures and if so, why disclosure to this effect was not provided in any of your periodic reports.

We have instituted these measures. In July 2008 we completed the process of remediating the control deficiency with respect to the authority of the officers of the Company to obligate the Company by notifying the Company’s banking institutions of the Company’s newly established signatory rights and approval policies adopted by the Board of Directors and causing the Company’s wholly-owned subsidiary, GuruNet Israel Ltd., to establish the same approval policy as Answers Corporation, mutatis mutandis.

Disclosure of this development should have been included in our quarterly report on Form 10-Q for the period ending September 30, 2009, in Item 4 (Controls and Procedures). We respectfully request that we be allowed to add this additional information in our Form 10-K for the year ended December 31, 2009.

Part III

Item 11.  Executive Compensation

Compensation Program and Forms of Compensation, page 92

4.
We note your disclosure indicating that competitive salary practices and competitive external levels are considered in determining base salary and long-term incentives, respectively.  Question and Answer 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K defines benchmarking, in the context of Item 402(b)(xiv) of Regulation S-K, as using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify, or provide a framework for compensation decisions.  Please clarify your process for determining compensation levels, at least one factor of which is “market information regarding compensation paid by other companies in your industry.”  If you base, justify, or provide a framework for compensation decisions, at least in part, by using compensation data about other companies, then it appears that you should disclose the companies that comprise this peer group.

As explained in Item 11 – Executive Compensation – in our annual report on Form 10-K for the period ending December 31, 2008, the base salary of our executive officers is initially set with reference to salaries for comparable positions in the industry for individuals of similar education and background, and is continuously evaluated by competitive pay and individual job performance.

More specifically, our standard compensation practice for executives involves an annual review of the executive’s performance and an examination of competitive salaries for executives in comparable positions paid by comparable companies. Treatment of our executive officers from the standpoint of annual salary review can be divided into two separate categories, namely, treatment of the Company’s Chief Executive Officer (the “CEO”), and treatment of the rest of the executive management team. With respect to the CEO, his employment agreement includes a provision setting a fixed annual salary increase of 10% at the end of each full year of employment. The salaries of the remaining executive officers are reviewed annually by the CEO who then recommends to the Compensation Committee and/or the Board of Directors as to his requested changes, if any, to the base salaries of each executive officer.

As part of this process, the CEO considers the performance of each individual executive over the past year and the financial performance of the Company as a whole. The CEO also considers compensation data about other companies as a reference point on which, in part, he bases, his compensation recommendations. Such data is available to the Company via salary surveys that are obtained from a leading consulting firm that specializes in the Israeli job market, where all, with the exception of one, of the Company’s executive officers are located. The surveys reflect compensation data from hundreds of companies in the high-tech and information technology industries in Israel. The data from such surveys was merely used as a frame of reference based on the fact that the companies were located in Israel, and had comparable job descriptions.  Many, if not most, of the companies in the surveys are not comparable to our Company either by size, revenue or earnings, and many, if not most, of the companies are not publicly traded; we therefore believe that disclosing any further information may be misleading.

It is notable that for the year ending December 31, 2008, executive officers of the Company, including the CEO, did not have any formal goals and/or targets that were tied to compensation consequences. The CEO received a 10% salary increase in January 2009 in conformance with his employment agreement, while the remaining executive officers received no raise due to financial constraints.

5.
While you have provided general discussions of the various factors considered in determining each element of compensation to be paid to the named executive officer, you have not explained, other than for the chief executive officer, how the amount of compensation for each element was determined with respect to each of the named executives.  For instance, we note that although base salaries were increased for all executives, you have not discussed the bases on which the compensation committee determined that base salary for each executive should be increased or how the increased amounts were determined. This comment also applies to the increases in option awards for all executive officers.  Please advise.

With respect to compensation for named executive officers other than the CEO, the CEO determined the amount of compensation based on his judgment. In determining such amounts, the CEO reviewed the surveys described in our response to Comment No. 4 immediately above, and evaluated each individual executive’s contribution to the Company’s progress in their respective areas of competence and responsibility, as well as the results achieved by the executive, his or her future potential, scope of responsibilities and experience. After determining such amounts, our CEO reviewed the information with the Compensation Committee and/or the Board of Directors, which approved compensation for the named executive officers.

6.
You state on page 92 that bonus payments for named executive officers, other than the chief executive officer, are determined based on financial performance and may be influenced by individual performance.  Although you did not provide bonuses for any name executive officers, we note that you omitted entirely a discussion of the metrics on which corporate financial performance was based as well as the target levels.  Disclosure of your financial performance metrics appears to be warranted even where target levels were not met.  Please advise.

During 2008, the Compensation Committee did not set any financial performance metrics upon which bonuses would have been based on.  No formal bonus plan existed.  Bonuses, had they been given out, would have been at the judgment of the CEO and based on the general judgment of the Compensation Committee and/or the Board of Directors.  Judgment would take into consideration individual performance in general, any previous bonuses received and their amounts and the Company’s overall financial performance.

In December 2008 our Compensation Committee approved a formal bonus plan for fiscal 2009, and the Board of Directors approved it as well, whereby the executives would be entitled to a bonus pool (to be distributed by the CEO, at his sole discretion) if the Company hit a certain revenue target and certain Adjusted EBITDA goals. We will disclose this bonus plan in our Form 10-K for the year ended December 31, 2009.

7.	In addition, to the extent individual performance was a factor in the determination not to award bonuses, it appears that this should be discussed as well. Please advise.

The determination not to award bonuses was based strictly on the financial state of the business at the culmination of fiscal 2008 and not on any individual performance factors.

Outstanding Equity Awards at Fiscal Year-End, page 101

8.	Please disclose by footnote to the applicable column the vesting date of options held at fiscal year-end. See Instruction 2 to Item 402(p)(2) of Regulation S-K.

We will revise our disclosure and will include the vesting date of options held at year end by footnote.  Attached to this letter is the revised table for Outstanding Equity Awards at Fiscal Year-End.  This table will be included in Amendment No. 1 to our Form 10-K for the year ended December 31, 2008.

Part IV

Item 15.  Exhibits and Financial Statement Schedules, page 106
9.
It appears that you have listed in the exhibit index exhibits that are not filed with the Form 10-K and that are not incorporated by reference.  If you intended to incorporate exhibits by reference to other filings, this should be noted in the exhibit index.  For example, see Exhibits 10.5C and D, as well as Exhibits 10.12 to 10.15.  Please refer to Item 601(a)(2) of Regulation S-K and advise.

The intention of the Company was to incorporate Exhibits 10.5C and D and Exhibits 10.12 to 10.15 by reference to other filings. We will revise the exhibit index in Amendment No. 1 to our Form 10-K for the year ended December 31, 2008.

Form 10-Q for the Quarterly Period ended September 30, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months and Nine Months Ended September 30, 2009 and 2008

RPM Trends, page 29

10.
Please tell us what consideration you gave to discussing any differences in the RPM trends as between WikiAnswers and ReferenceAnswers.  In this regard, we note statements by your Chief Strategic Officer Bruce Smith in your earnings call for the fourth quarter of 2008 indicating that he believed RPMs for WikiAnswers will be higher because of the predominance of AdSense for Content advertising on WikiAnswers and because of the commercial or transactional nature of the questions that can be generated by WikiAnswers that have a naturally higher RPM.

In the section of the Management Discussion and Analysis of Financial Condition and Results of Operation entitled “Revenue Trends by Web Property”, we disclose the historical RPMs of our two web properties as well as the trend or general direction in which such metric is expected to move. Thus, we noted that the general economic downturn may result in fewer page views that result in commercial activities by our users, and may cause advertisers to reduce the amount they spend on online advertising, and that these potential developments could have a significant negative impact on the RPM of both our Web properties.

The trend information for the two web properties was addressed in one combined commentary since, we believed, that such global commentary accurately addressed the trend information of each of the individual properties. We had no material additional information, by web property, which could help investors understand the RPM trends of each property individually. Notwithstanding, as discussed in our response to Comment 1 above, although not affecting “differences in the RPM trends as between WikiAnswers and ReferenceAnswers”, we do believe there is additional information regarding the two programs – AFS and AFC – which may be important to investors, and we respectfully request that we be allowed to add this additional information in our Form 10-K for the year ended December 31, 2009.

Mr. Smith’s remarks do not shed any light on the trends of the properties, but rather, offer a possible explanation for the actual differences we saw at that time in the RPMs of the two properties.  It should be noted that while our WikiAnswers RPM was 16% higher than our ReferenceAnswers RPM in the fourth quarter of 2008, that difference has narrowed and in the third quarter of 2009, the difference between the RPM of WikiAnswers and ReferenceAnswers was under 1%.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Very truly yours,

/s/ Caleb A. Chill
__________________
Caleb A. Chill
VP General Counsel
& Corporate Secretary

cc:	Robert S. Rosenschein, CEO
Steven Steinberg, CFO

Revised Table for Outstanding Equity Awards at Fiscal Year-End:

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the exercise prices and expiration dates thereof, as of December 31, 2008.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date
Robert S. Rosenschein	241,964	—	5.06	January 8, 2014
	58,333	21,667(1)	13.75	January 30, 2012
	10,937	14,063(2)	11.61	March 5, 2013
	—	20,000(3)	2.95	July 14, 2014
	—	18,000(4)	5.77	September 9. 2014

Steven Steinberg	10,861	—	11.51	August 5, 2013
	17,786	—	2.76	August 5, 2013
	26,353	—	5.25	November 9, 2014
	40,104	14,896(1)	13.75	January 30, 2012
	9,406	12,094(2)	11.61	March 5, 2013
	—	18,000(3)	2.95	July 14, 2014
	—	14,000(4)	5.77	September 9. 2014

Jeff Schneiderman	10,861	—	2.76	October 21, 2009
	4,345	—	6.91	April 9, 2010
	8,689	—	11.51	August 2, 2011
	22,876	—	5.25	November 9, 2014
	47,395	17,605(1)	13.75	January 30, 2012
	9,406	12,094(2)	11.61	March 5, 2013
	—	18,100(3)	2.95	July 14, 2014
	—	14,000(4)	5.77	September 9. 2014

Bruce D. Smith	64,062	10,938(5)	15.35	July 17, 2015
	10,937	4,063(1)	13.75	January 30, 2012
	9,375	5,625(6)	9.65	June 21, 2012
	9,406	12,094(2)	11.61	March 5, 2013
	—	18,200(3)	2.95	July 14, 2014
	—	16,000(4)	5.77	September 9. 2014

(1)	Continues to vest monthly in equal installments through January 30, 2010.
(2)	Continues to vest monthly in equal installments through March 5, 2011.
(3)	25% of the grant will be exercisable on July 14, 2009; 1/36 of the remainder exercisable on each of the following 36 monthly anniversaries.
(4)	25% of the grant will be exercisable on September 9, 2009; 1/36 of the remainder exercisable on each of the following 36 monthly anniversaries.
(5)	Continues to vest monthly in equal installments through July 17, 2009.
(6)	Continues to vest monthly in equal installments through June 21, 2010.